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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: June, 2009
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Gushu Industrial Estate, Xixiang
Baoan, Shenzhen
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒
Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

NEWS RELEASE

Investor relations contact: Anthony Chan Address: Unit 5811-12, 58/F, The Center 99 Queen’s Road Central, Central Hong Kong Tel No.: (852) 2341 0273 Fax No.: (852) 2263 1223	Email address: shareholder@namtai.com Website: www.namtai.com
Composite Offer Document Despatched in Hong Kong
Regarding the Second Proposed Offer to Privatize NTEEP
Hong Kong, PRC — June 9, 2009 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) announced that on June 9, 2009, the Company and Nam Tai Electronic & Electrical Products Limited (“NTEEP”), Nam Tai’s 74.88%-owned Hong Kong Stock Exchange-listed subsidiary (Stock Code: 2633), jointly issued an announcement regarding the despatch to the independent shareholders of NTEEP of the composite offer document formally commencing under Hong Kong’s securities law and the rules of the Hong Kong Stock Exchange Nam Tai’s second voluntary conditional cash offer to privatize NTEEP.
In the current, second offer, Nam Tai is offering US$0.20 (HK$1.52) per NTEEP share equal to a total cash consideration of approximately US$43.5 million based on the total number of outstanding shares of NTEEP that the Company does not already own (referred to in the formal Composite Offer Document, as the “Offer Shares”). Nam Tai plans to finance the proposed transaction with its internal resources. As was the case for the first offer, completion of the new, second offer and the resulting privatization of NTEEP are conditional upon Nam Tai receiving acceptances and/or purchases totalling at least 90% of the Offer Shares. If that condition is satisfied, Nam Tai intends to exercise compulsory acquisition rights to acquire any remaining NTEEP shares that it did not acquire in accordance with the new offer and then withdraw the listing of NTEEP from the Stock Exchange of Hong Kong. It is expected that the results of the Second Offer will be known and released around end of June or early July 2009.
As previously announced, because of broker omission and miscommunication from the Central Clearing and Settlement System established and operated by the Hong Kong Securities Clearing Company, which apparently interfered with the success of Nam Tai’s first offer to privatize NTEEP earlier this year, Nam Tai sought and obtained the consent of the Securities and Futures Commission of Hong Kong in order to permit Nam Tai to make the second offer within 12 months of the date Nam Tai’s first offer was declared unsuccessful.
The joint announcement by Nam Tai and NTEEP regarding the despatching of the Composite Offer Document to NTEEP’s independent shareholders, which is also available on NTEEP’s website at http://www.namtaieep.com/news/3.1.html, accompanies this press release. The formal Composite Offer Document, as so despatched, is available at the same location on NTEEP’s website.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth* wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

*	The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Nam Tai Electronics, Inc. (Incorporated in the British Virgin Islands with limited liability) (NYSE stock code: NTE)	Nam Tai Electronic & Electrical Products Limited (Incorporated in the Cayman Islands with limited liability) (Stock code: 2633)
JOINT ANNOUNCEMENT
DESPATCH OF COMPOSITE OFFER DOCUMENT
PROPOSED PRIVATIZATION OF
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
BY NAM TAI ELECTRONICS, INC.
BY WAY OF A VOLUNTARY CONDITIONAL GENERAL CASH OFFER
BY YU MING INVESTMENT MANAGEMENT LIMITED
AND SOMERLEY LIMITED ON BEHALF OF
NAM TAI ELECTRONICS, INC.
FOR ALL ISSUED SHARES IN
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
(OTHER THAN THOSE SHARES ALREADY OWNED BY
NAM TAI ELECTRONICS, INC.)
FINANCIAL ADVISERS TO NAM TAI ELECTRONICS, INC.

The composite offer document jointly issued by NTEI and NTEEP in relation to the General Offer, together with the accompanying form of acceptance and transfer for the Shares, have been posted on the website of the Stock Exchange (http://www.hkexnews.hk) and NTEEP (http://www.namtaieep.com) and are expected to be despatched to the Independent Shareholders on 9th June, 2009.
The General Offer will be open for acceptance from 9:00 a.m. on 9th June, 2009 to 4:00 p.m. on 30th June, 2009 unless extended by NTEI in accordance with the Takeovers Code.
Shareholders are strongly advised to read the composite offer document carefully, including the recommendation from the Independent Board Committee and the advice from Centurion in relation to the General Offer, before deciding whether or not to accept the General Offer.
Reference is made to the joint announcement dated 19th May, 2009 jointly issued by NTEI and NTEEP in relation to the General Offer (the “Announcement”). Unless the context otherwise requires, terms used herein shall have the same meanings as those defined in the Announcement.

DESPATCH OF THE COMPOSITE OFFER DOCUMENT
The composite offer document (including, among others, the full terms and conditions of the General Offer, the expected timetable, the advice from the independent financial adviser and the recommendation of the Independent Board Committee) jointly issued by NTEI and NTEEP in relation to the General Offer, together with the accompanying form of acceptance and transfer for the Shares have been posted on the website of the Stock Exchange (http://www.hkexnews.hk) and NTEEP (http://www.namtaieep.com) and are expected to be despatched to the Independent Shareholders on 9th June, 2009.
The General Offer will be open for acceptance from 9:00 a.m. 9th June, 2009 to 4:00 p.m. on 30th June, 2009 unless extended by NTEI in accordance with the Takeovers Code.
Shareholders are strongly advised to read the composite offer document carefully, including the recommendation from the Independent Board Committee and the advice from Centurion in relation to the General Offer, before deciding whether or not to accept the General Offer.
COMPULSORY ACQUISITION AND WITHDRAWAL OF LISTING
If NTEI receives acceptances and/or makes purchases totaling at least 90% of the Offer Shares within four months since the date of posting of this composite offer document,
(i)	NTEI intends to exercise any compulsory acquisition rights to which it is entitled under Rule 2.11 of the Takeovers Code and Section 88 of the Companies Law to acquire the remaining Shares not already owned by NTEI. Upon completion of such compulsory acquisition, NTEEP would become a wholly-owned subsidiary of NTEI and application will be made for the withdrawal of listing of the Shares from the Stock Exchange in accordance with Rule 6.15 of the Listing Rules. An announcement in relation to the withdrawal application shall be made before the last day of dealing of the Shares; and

(ii)	NTEEP will apply for a suspension of dealings in the Shares from the closing of the General Offer up to the withdrawal of listing of the Shares from the Stock Exchange.
CAUTION
If, at the close of the General Offer, less than 25% of the Shares are held by the public or if the Stock Exchange believes that:
•	a false market exists or may exist in the trading of the Shares, or

•	there are insufficient Shares in public hands to maintain an orderly market, then the Stock Exchange may exercise its discretion to suspend dealings in the Shares. In this connection, it should be noted that upon completion of the General Offer, there may be insufficient public float for the Shares and, therefore, trading in the Shares may be suspended until a prescribed level of public float is restored.

In the event if the compulsory acquisition rights are not available to NTEI and the General Offer closes, and the public float requirement is not met, NTEEP will undertake to take appropriate steps to restore its public float.
As at the date of this announcement, the non-executive director of NTEEP is Mr. KOO Ming Kown, and the independent non-executive directors of NTEEP are Mr. CHAN Tit Hee, Charles, Mr. LAI Kin Ki and Mr. LEUNG Wai Hung.
The directors of NTEEP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to NTEEP and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement relating to NTEEP have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of NTEI jointly and severally accept full responsibility for the accuracy of information contained in this announcement (other than those relating to NTEEP) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to NTEEP) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in the announcement misleading.

By order of the board of NAM TAI ELECTRONICS, INC.	By order of the board of NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED

Koo Ming Kown Chairman	Wong Long Kee Company Secretary
Hong Kong, 9th June, 2009

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date June 9, 2009	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer